LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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For Immediate release

               FDA PROVIDES LMS CLEARANCE FOR STANDALONE OFFERING
                                  OF CALM CURVE

MONTREAL, QUEBEC, APRIL 18, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), is pleased to announce that it has received clearance by the United States Food and Drug Administration to market its CALM
Curve risk management tool in a standalone fashion, independent from previously prerequisite supporting platforms and infrastructure.

With this FDA clearance, CALM Curve will be available through a seamless web offering, in addition to already being integrated in the CALM clinical information system. As such, clinical teams will be able to use the tool independently from, and irrespective of, any obstetrical or central hospital information system that may be in use. The internet offering of the CALM Curve will be commercially available in the second half of 2006.

CALM Curve is a computerized method of providing consistent and objective evaluation of labor progress. In some cases, it can therefore be used to confirm the need for a cesarean for women demonstrating symptoms of dystocia (slow labour). In other cases, as concluded in cross border clinical studies involving some 11,000 first time mothers, the use of CALM Curve, when introduced, contributed to a safe fall in cesarean rates from 19.54% to 16.62% at 12 months
(P=0.00006). CALM Curve can provide meaningful assistance to U.S. clinical teams where cesarean section rates exceeded 29% in 2005.

Another clinical situation, prevalent in litigation, involves the management of labor in women who have had a previous cesarean. Uterine rupture is a catastrophic complication with a reported incidence ranging from 0.2 to 1.5% in these women. Complications associated with uterine rupture include hysterectomy, fetal death and permanent fetal injury. In a retrospective analysis, using the
CALM Curve, abnormal labor progress was identified in 42% of cases of uterine rupture. This diagnosis was apparent, on average, five hours before the rupture, providing ample time for health care professionals to intervene and avoid this complication.

This is the second CALM risk management tool to be made available over the web, entirely independent of hospital computer infrastructure. The first such product, CALM Shoulder Screen, is a tool designed to assess the risk of shoulder dystocia injury, a condition representing another severe complication occurring during labor.

"We believe CALM risk management tools to be of benefit for medical professionals and patients alike," said Diane Cote, President and CEO of LMS.
"We will continue to focus on facilitating technology access, implementation and delivery mechanisms so that these tools may be readily available to clinicians in as many care settings as possible."

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.